The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

InBev sends second letter to Anheuser-Busch Board of Directors

Proposal for $65 Per-Share in Cash Made on Basis of Anheuser-Busch's Current Assets, Business and Capital Structure

InBev (Euronext: INB) today reaffirmed and clarified certain aspects of its proposal to combine with Anheuser-Busch Cos. Inc (NYSE: BUD) to form the world's leading global brewer in a letter sent to August A. Busch IV, president and chief executive, and the Anheuser-Busch Board of Directors. In the letter, InBev said that its June 11th proposal to combine Anheuser-Busch and InBev by acquiring all outstanding common shares of Anheuser-Busch for $65 per-share in cash, representing a 35% premium to the unaffected share price, was made on the basis of Anheuser Busch's current assets, business and capital structure.

The Following is a copy of the letter InBev sent to the Board of Anheuser-Busch dated June 15, 2008:

June 15, 2008

Mr. August A. Busch IV
President and Chief Executive Officer
Anheuser-Busch Companies, Inc.
One Busch Place
St. Louis, Missouri
63118
USA

Proposal for Combination Creating the World's Leading Beer Company

Dear August,

We are writing to clarify certain aspects of our proposal of June 11th.

As we indicated in our letter, we are committed to entering into a constructive dialogue with you to achieve a friendly combination of our two companies. We also stated that we have the greatest respect for Grupo Modelo and its management and look forward to the opportunity to work with them to explore possible ways to expand the availability of the Grupo Modelo brands outside of North America.

We have read the recent press reports suggesting that you may have approached Grupo Modelo regarding a possible transaction between Anheuser-Busch and Grupo Modelo or affiliated entities. In light of the reports, we believe it is important for you and your Board to understand that our proposal to combine with Anheuser-Busch by means of acquiring all Anheuser-Busch outstanding shares for $65 per share in cash is made on the basis of Anheuser-Busch's current assets, business and capital structure. Accordingly, we would expect that prior to proceeding with any alternative transaction, especially if your shareholders will not be given the opportunity to vote on it, you would first fully explore our offer and the potential adverse consequences any such transaction could have on the ability of your shareholders to receive our premium offer.

We should also add that, having carefully considered the merits of our proposed combination, it is our strong belief that no alternative transaction that you could effectuate would create more value for your shareholders than the $65 per share in cash that we are offering. We are convinced that your shareholders would reach the same conclusion.

We remain ready to discuss our proposal with you and your Board, and I look forward to hearing from you shortly.

Very truly yours,

Carlos Brito

cc: Board of Directors of the Anheuser-Busch Companies, Inc.

Information for Employees, Wholesalers and Communities is available at www.globalbeerleader.com or www.inbev.com.

Dutch and French versions of this press release will be posted on InBev.com

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today, it is the leading global brewer. As a true consumer-centric, sales driven company, InBev manages a carefully segmented portfolio of more than 200 brands. This includes true beer icons with global reach like Stella Artois® and Beck's®, fast growing multicountry brands like Leffe® and Hoegaarden®, and many consumer loved "local champions" like Skol®, Quilmes®, Sibirskaya Korona®, Chernigivske®, Sedrin®, Cass® and Jupiler®. InBev employs close to 89 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2007, InBev realized 14.4 billion euro of revenue. For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
Fax: +32-16-50-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
Fax: +32-16-50-62-43
E-mail: philip.ludwig@inbev.com

Steven Lipin/Nina Devlin
Brunswick Group
212-333-3810

Rebecca Shelley/Laura Cummins
Brunswick Group
0207 4045959

This report contains certain forward-looking statements reflecting the current views of the management of InBev with respect to, among other things, the potential benefits of a transaction with Anheuser-Busch or the timing thereof. InBev's strategic objectives, business prospects, future financial condition, budgets, projected levels of production, projected costs and projected levels of revenues and profits. These statements involve risks and uncertainties. The ability of InBev to achieve these benefits, objectives and targets is dependent on many factors which are outside of management's control. In some cases, words such as "believe", "intend", "expect", "anticipate", "plan", "target", "will" and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect InBev's current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including whether the transaction receives the support of Anheuser-Busch. . InBev cannot assure you that the future results, level of activity, performance or achievements of InBev will meet the expectations reflected in the forward-looking statements.

# # #

END